

Mail Stop 4561

June 8, 2018

Jiayuan Lin
Chief Executive Officer
Cango Inc.
10A, Building 3, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200127
People's Republic of China

> **Re:** **Cango Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted June 4, 2018**
> **CIK No. 0001725123**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2018 letter.

Our History and Corporate Structure, page 5

1.      Revise the corporate structure diagram headnote here and on page 78 to disclose the degree of certainty over your pending acquisition of the remaining equity interest in Shanghai Autohome. Since you have portrayed this as a probable transaction in the unaudited pro forma condensed combined financial information on page P-1 and following, we would expect the revised headnote to indicate this with assumptions clearly disclosed for that determination. In addition, disclose the accounting and financial statement implications of this pending acquisition.

Liquidity and Capital Resources

Operating Activities, page 100

2.      We note that for the three months ended March 31, 2018, net cash used in operating activities was impacted by a decrease in other current and non-current liabilities of RMB115.6 million.  Please provide disclosure to explain the nature of this decrease and disclose any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources.  Refer to Item 5(D) of Form 20-F for guidance.

Related Party Transactions, page 169

3.      We note the risk factor disclosure on page 19 relating to your strategic partnership, and your plans to form a comprehensive partnership, with Didi Chuxing.  Please provide the disclosure called for by Item 7.B.1 of Form 20-F with respect to these arrangements, or tell us why you believe such disclosure is not required.

Description of Share Capital

History of Securities Issuances, page 178

4.      We note that you entered into a share purchase agreement with DiDi Sunshine Investments L.P.  Please file the share purchase agreement as an exhibit to your registration statement, or advise.  Refer to Instruction 4.b.i in the Instructions as to Exhibits to Form 20-F.

Consolidated Statements of Comprehensive Income, page F-7

5.      We note the dividend distribution by Nanjing Canyuan as described on page F-55 and the distributions to non-controlling interest holders through the periods ended March 31, 2018.   Please tell us how you considered the guidance in SAB Topic 1:B.3 to provide unaudited pro forma earnings per share for the latest year and interim period in the statements of comprehensive income giving effect to use of proceeds to pay cash dividends.

Notes to the Consolidated Financial Statements, page F-12

6.      Disclose your policy related to non-controlling interests, including what this amount represents and the applicable terms.  Revise pursuant to the guidance in ASC 235-10-50.  Supplementally tell us who these interests are attributable or relate to as of March 31, 2018.

Unaudited Interim Financial Statements, page F-59

7.      Please remove the label "Audited" from the statements within your interim financial statements.  Similar concerns apply to the interim financial statements for Shanghai Autohome Financing Lease Co., Ltd. that begin on page F-105.  Refer to paragraph 14 of AS 3320.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig D.Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters.  Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        Craig D.Wilson  *for*

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information Technologies and
                                        Services

cc:     Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP